Exhibit 99.1

Gridsum Enters into Definitive Agreement for Going-Private Transaction

BEIJING, October 1, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gridsum Corporation (“Parent”), and Gridsum Growth Inc., a wholly owned Subsidiary of Parent, pursuant to which the Company will be acquired by an investor consortium led by Mr. Guosheng Qi (the “Chairman”), chairman of the board of directors of the Company (the “Consortium”) in an all-cash transaction that values the Company’s equity at approximately US$75.5 million (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.00 in cash without interest, and each outstanding American depositary share of the Company (each, an “ADS,” representing one class B ordinary share of the Company) will be cancelled in exchange for the right to receive US$2.00 in cash without interest, except for (a) Shares (including Shares represented by ADSs), Company’s options and restricted share unit awards owned by the Chairman, Mr. Guofa Yu and their affiliates (the “Rollover Securityholders”) which will be rolled over in the transaction, (b) Shares (including Shares represented by ADSs ) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries, (c) Shares (including Shares represented by ADSs ) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company’s options and/or restricted share unit awards, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration represents a premium of approximately 217.5 % to the closing price of the Company’s ADSs on April 30, 2019, the last trading day prior to the Company’s announcement of its receipt of a revised “going-private” proposal from the Consortium, and a premium of approximately 290% to the average closing price of the Company’s ADSs during the 30 trading days prior to its receipt of the “going-private” proposal.

KANG BO SI NAN (BEIJING) TECHNOLOGY CO., LTD., a company formed by the Consortium and the sole shareholder of Parent (“KBSN”), and the Rollover Securityholders intend to fund the Merger with a combination of rollover equity and cash, and KBSN has delivered copy of an executed equity commitment letter to the Company.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close in the first quarter of 2021 and is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders. The Rollover Securityholders have each agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 68% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on The Nasdaq Global Select Market.

The Company will prepare and file with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Merger, the Company and the other participants in the Merger.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee. Orrick, Herrington & Sutcliffe LLP is serving as U.S. legal counsel to the Special Committee.

Hogan Lovells is serving as U.S. legal counsel to the Consortium.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”).. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about our ability to continue as a going concern, duration and impact of the COVID-19 pandemically, general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment of indebtedness and our ability to maintain listing for trading on The Nasdaq Stock Market, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that financing may not be available, the possibility that various closing conditions for the transaction may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: Eyuan@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com